CONSENT OF QUALIFIED PERSON

I, Matthew Andrews, consent to the public filing by Pan American Silver Corp. of the technical report titled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of March 24, 2026.

Dated May 6, 2026.

/s/ Matthew Andrews
Matthew Andrews, FAusIMM